UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

Offtake MoU

On January 15, 2026, Critical Metals Corp. (the “Company”) entered into a Memorandum of Understanding (the “MoU”) with Tariq Abdel Hadi Abdullah Al-Qahtani & Brothers Company (“TQB”), a company organized under the laws of the Kingdom of Saudi Arabia.

The MoU provides that the Company and TQB will work to establish one or more joint ventures which will develop, own and operate a processing plant and refining facility located in the Kingdom of Saudi Arabia for rare earth resources extracted from the Tanbreez Green Rare Earth Mine (the “Tanbreez Project”). The Company currently owns 42% of the equity interests in the Tanbreez Project.

The Company has now entered into four non-binding term sheets for the offtake of rare-earth concentrate extracted from the Tanbreez Project. There can be no guarantee that the Company will enter into binding agreements with TQB, or the other term sheet counterparties, on terms favorable to the Company or at all.

Investor Call

On January 22, 2026 at 8:00 AM ET, the Company will host a business update webcast and conference call. The Company will provide a corporate update and take questions. Investors may listen live via the “Events” page of the Company’s website at https://www.criticalmetalscorp.com/ or join by phone at (877) 407-4018 (U.S.) or (201) 689-8471 (international). An archived replay of the webcast will be available shortly after the event concludes.

Incorporation by Reference

The information contained in under the heading “Offtake MoU” is hereby incorporated by reference into the Company’s registration statements registration statements on Form F-3 (File No. 333-290973), Form F-3 (File No. 333-286326), Form F-1 (File No. 333-278400), Form S-8 (File No. 333-291195) and Form S-8 (File No. 333-280017).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: January 21, 2026

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